Exhibit 99.1

Valens Semiconductor’s Innovative VS6320 Chipset
Integrated into Dozens of New Products from Leading
Manufacturers

Diverse range of products, including USB extenders, PTZ cameras, video bars, wall plates, and docking stations, will be launched at InfoComm 2024

Hod Hasharon, ISRAEL. June 12, 2024 – Today, Valens Semiconductor (NYSE:VLN), a leader in high-performance connectivity, announced that its latest chipset, the VS6320 USB 3.2 extension solution, has been integrated into dozens of products from leading players in the Audio-Video market, which are set to be launched at the industry’s premier conference, InfoComm 2024. The wide variety of product launches provides market validation for the VS6320’s groundbreaking technology, which allows for the seamless extension of USB 3.2 peripherals over a single Category cable.

The VS6320 is the first ASIC-based USB 3.2 high performance extension solution on the market. It supports the HDBaseT-USB3 standard, which allows for the extension of 6Gbps bidirectional USB data, alongside power, controls, and frame synchronization.

“The remarkable number of companies that have designed VS6320-enabled products is testament to the tremendous value this chipset brings - providing reliable long-reach USB 3.2 connectivity while maintaining lower cost, size and power dissipation,” said Gabi Shriki, Head of Audio-Video Business at Valens Semiconductor. “This chipset will facilitate USB peripherals becoming ubiquitous across the Audio-Video industry, and we’re proud to be spearheading industry transformation with a reliable extension solution for this interface.”

Products released to market at InfoComm include USB extenders, PTZ cameras, video bars, wall plates, docking stations, room appliance controllers, and USB hub switches. These will empower video conferencing setups with reliable, streamlined, and affordable connectivity.

“We are launching an entire suite of products based on Valens’ VS6320, which answered the connectivity challenges of reliable USB 3.2 extension,” said Jennifer Crotinger, C2G Product Manager at Legrand | AV. “Our products span a range of applications, including corporate and education, and we’ve already seen significant interest in these products from our customers and partners.”

“When it comes to video bars, the biggest pain point reported by end users has been the distance limitation for the Bring Your Own Device/Meeting use cases,” said Bobby He, CEO at PolyView. “With the Valens VS6320, we are now completely eliminating this pain point for seamless video bar integrated extension. We are expanding our product line to support the leading camera brands with this technology.”

“We’ve always been committed to delivering professional high-quality AV/UC products in the marketplace, which is why we’re thrilled to partner with Valens Semiconductor on this USB 3.2 extension solution,” said Keith Kennedy, Managing Director at ProITAV USA. “Many of the largest vendors in the ProAV industry, whom we count as our customers, have defined their next-generation products to include HDBaseT-USB3 extension, and we’re thrilled to be able to put together cutting-edge designs based on the VS6320.”

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

yoni.dayan@valens.com

Pat Burek

Senior Vice President

Financial Profiles, Inc.

pburek@finprofiles.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor

michal.benari@valens.com

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.

lfortuna@finprofiles.com